September 1, 2010

BY FAX AND U.S. MAIL

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

Re: **Separate Account A of Pacific Life Insurance Co**
       Initial Registration Statement on Form N-4
       File Nos. 333-168026; 811-08946

       Separate Account A of Pacific Life & Annuity Co.
       Initial Registration Statement on Form N-4
       File Nos. 333-168027; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on July 8, 2010. The registration statements received a selective review. Based on our review, we have the following comments (page numbers refer to the courtesy copy of file no. 333-168026):

1. **An Overview of Pacific Journey Select (p. 3)**

    Please confirm supplementally that the prospectus describes all material rights and obligations owed to the contract owner, including all material state variations.

2. **Four Year Withdrawal Charge Option (p. 5)**

    If the Four Year Withdrawal Charge Option is selected, the contract owner can only make premium payments during the first contract year. Please clarify the extent to which this restriction is applicable to loan repayments.

3. **Expenses (pp. 9-10)**

    a. Please confirm supplementally that the charge for the four-year withdrawal charge option is not assessed against amounts allocated to the fixed account.

    b.   With respect to footnote 9, for consistency between the footnotes and clarity, please disclose that that the charge is equal to the current charge percentage multiplied by the Contract Value.

    c.   Please revise the headings in the withdrawal chart to clarify the applicable charge when a payment is more than *n* but less than *n+1* years old (*e.g.*, "at least 1" year old). Please make a conforming change on page 26 of the prospectus.

    d.   The captions in the Periodic Table are confusing. Please insert the word "only" at the end of the 2nd and 3rd column headings, and change "none" to "not applicable".

    e.   With respect to footnote 16, for consistency between the footnotes and clarity, please disclose that the charge is equal to the current charge percentage multiplied by the greater of the Contract Value or the Guaranteed Income Base.

4. **Expense Example (p. 12)**

Please revise the expense example to reflect the Four Year Withdrawal Charge Option.

    a.   The narrative preceding the expense example states that the minimum amounts do not reflect optional riders. To accurately reflect the minimum amount of expenses, the Four Year Withdrawal Charge Option should be reflected in the expense example for year 5 in the surrender and annuitization examples. Please revise the narrative and examples accordingly.

    b.   The illustration of maximum charges in the examples should reflect the election of the Four Year Withdrawal Charge Option, except in year 5 in the surrender and annuitization examples. Please revise the examples accordingly.

    c.   The annual charge for the Four Year Withdrawal Charge Option extends out for four years. Please explain supplementally whether the Four Year Withdrawal Charge Option's charge will be reflected for four years or all ten years in the expense examples. *See* item 3, instr. 21(a) of Form N-4.

5. **Your Investment Options (p. 13)**

The prospectus states that "[s]ome broker-dealers may not allow or may limit the amount you may allocate to certain Investment Options". The optional living benefits offered through this prospectus impose stringent investment restrictions. Please explain supplementally the extent to which and why a broker-dealer may not allow a contract owner to own investment options or maintain investment allocations required for eligibility to own the option living benefits, and what are the consequences for the rider.

6. **Your Fixed Option (p. 16)**

   Please clarify that the DCA Plus Fixed Option, the only fixed option offered under the contract, only accepts allocation from premium payments, premium payments can only be held in the account for a term of up to one year (the Guaranteed Term); and that premium payments must be automatically transferred to the variable investment account monthly during the Guaranteed Term.

7. **Custom Model (p. 22)**

   In the parameters disclosure, please clarify that the percentage allocation requirements apply to Variable Account Value.

8. **Exchanges of Annuity Units (p. 25)**

   Please clarify whether, for purposes of limitations on exchanges of annuity units, an exchange refers to allocations to multiple subaccounts made on a single business day or does an exchange refer to a single allocation from one subaccount to another subaccount.

9. **Withdrawal Charge (p. 26)**

   a. Please clarify the first sentence of this section to read that "[n]o <u>Front-end</u> sales charge is imposed …" as the structure of the withdrawal charge assessed in this product (a CDSC) is also generally considered to be a sales charge.

   b. Please indent the new language regarding the nursing home waiver under the bullet point describing that waiver.

10. **How the Withdrawal Charge is Determined (p. 27)**

    Please make reference to the 10% free withdrawal right in the discussion of how the withdrawal charge is determined.

11. **Mortality and Risk Expense Charge (p. 28)**

    a. The Mortality and Risk Expense Charge section states that the Risk Charge is assessed daily at an annual rate equal to 0.95% and may not be increased for the duration of your Contract. This section later states that the Risk Charge may be increased (with the election of the Four Year Withdrawal Charge Option and the Optional Death Benefit). Please resolve this inconsistency.

    b. Please explain supplementally why the Four Year Withdrawal Charge Option charge and the Optional Death Benefit charge are included in the concept of Risk Charge instead of being treated as separate stand-alone charges.

12. Withdrawals Free of a Withdrawal Charge (p. 39)

a. Please explain whether the 10% free withdrawal amount also applies to amounts being annuitized.

b. Please describe how the Four Year Withdrawal Charge Option affects the 10% free withdrawal amount.

c. Please clarify whether eligible purchase payments refers to net premium payments (premium payments less withdrawals that are treated as purchase payments) or total premium payments. The narrative suggests the calculation is based on total premium payments. The example suggests that the calculation is based on net premium payments (since the example, in year four, is taking 10% of $15,300 instead of $17,000).

13. Investment Allocation Requirements (p. 41)

Please clarify whether having contract value allocated to the loan account violates the investment allocation requirements.

14. Allowable Investment Options (p. 42)

This section states that Pacific Life reserves the right to add, remove or change allowable asset allocation programs or allowable Investment Options at any time when it believes a change is necessary to protect its ability to provide the guarantees under these riders. Please clarify supplementally whether these changes can be applied by Pacific Life in its own discretion or whether the change in allowable investment options would somehow be mandated by state insurance regulators. In either case, please highlight in bold that the investment restrictions can be changed at any time in the Summary on p. 6.

15. Optional Living Benefits (pp. 40-43)

Please consider adding a table that compares the salient features of each of the Optional Living Benefits.

16. Loans (p. 75)

Please explain whether the contract provides for loan repayments, whether loan repayments are considered premium payments for purposes of a withdrawal charge, and how loans and any repayment affect the benefits under the optional benefit riders.

17. Financial Statements (p. 84)

Please revise the last sentence of this section for readability.

18. DCA Plus Fixed Option (p. 85)

One component used in calculating the DCA Plus Fixed Option Value is "any additional amounts allocated to the DCA Plus Fixed Option". Given the restrictions on allocating money to the DCA Plus Fixed account, please explain supplementally what this component might include.

19. Terms Used in this Prospectus (p. 87)

Please revise the definition of the DCA Plus Fixed Option definition to emphasize its limited (short lived) use as part of a dollar cost averaging program.

20. Examples (various Appendices)

In the tables in the examples, please revise the column heading "Contract Value after Activity" to read "Contract Value". The timing of the values in the table seem to be described in the caption for each row in the table.

21. Back Cover Page

Please revise the reference to the FINRA Public Disclosure Program. This program was renamed in 2003 to NASD (*now* FINRA) BrokerCheck. (*See* 12/2/2003 NASD News Release, http://www.finra.org/Newsroom/NewsReleases/2003/p002816.)

22. Powers of Attorney

Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

23. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

24. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

25. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

26. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

                 Sincerely,

                 Michael L. Kosoff
                 Senior Counsel
                 Office of Insurance Products